FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2012

Commission File Number:  033-97038

BROOKFIELD ASSET MANAGEMENT INC.

[Missing Graphic Reference]
(Translation of Registrant’s Name into English)

Suite 300, Brookfield Place, 181 Bay Street, P.O. Box 762, Toronto, Canada M5J 2T3

[Missing Graphic Reference]
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [     ]    Form 40-F [  X  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [     ]    No [  X  ]

(If “Yes” is marked, indicate below the file number assigned to the registrant

in connection with Rule 12g3-2(b): 82-           .

INCORPORATION BY REFERENCE

The Form 6-K of Brookfield Asset Management Inc. dated November 27, 2012 and the exhibit thereto are hereby incorporated by reference as exhibits to Brookfield Asset Management Inc.’s registration statement on Form F-9 (File No. 333-112049).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD ASSET MANAGEMENT INC.
Date: November 27, 2012	By: /s/ B.D. Lawson
Name: B.D. Lawson
Title: Managing Partner & CFO

EXHIBIT INDEX

Exhibit	Description

99.1	BROOKFIELD COMPLETES CDN$200 MILLION PREFERRED SHARE ISSUE